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SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Gaming Partners International Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

36467A107
(CUSIP Number)

Elisabeth Carretté, 1700 South Industrial Road, Las Vegas, Nevada 89102, (702) 384-2425

(Name, Address and Telephone Number of Person Authorized to
Received Notices and Communications)

October 10, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-06)

CUSIP No.		36467A107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Elisabeth Carretté

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	X

(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)		PF WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization		France

Number of Shares Beneficially by Owned by Each Reporting Person With:		7.	Sole Voting Power	4,076,226

		8.	Shared Voting Power	0

		9.	Sole Dispositive Power	4,076,226

		10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person			4,350,508[2]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)			53.6%

14.	Type of Reporting Person (See Instructions)

IN

1 Includes 274,282 shares beneficially owned by Eric P. Endy.  See Item 5 below for a detailed description of the amount and nature of shares beneficially owned by Mr. Carretté.

This Amendment No. 2 to Schedule 13D amends the Schedule 13D originally filed by Elisabeth Carretté with the Securities and Exchange Commission on March 1, 2005, as subsequently amended by Amendment No. 1 thereto, for the purpose of updating the relevant information as of the date hereof or for such other dates as may be expressly provided herein.  This Amendment reports, among other things, the open market purchases indirectly through Holding Wilson, S.A., pursuant to a Rule 10b5-1 trading plan adopted by Holding Wilson, S.A. on September 1, 2008.  Mrs. Carretté beneficially owns approximately 92.9% of the outstanding shares of Holding Wilson, S.A. and she has included in this Schedule 13D all of the shares of Gaming Partners International Corporation (“GPIC”) common stock held by Holding Wilson, S.A. in the total amount of shares of GPIC beneficially owned by her.  As such, Mrs. Carretté has not named Holding Wilson, S.A. as a separate reporting person in this Schedule 13D.  The existence of a group between Mrs. Carretté and Mr. Endy was previously reported on a prior Schedule 13D.  Pursuant to Rule 13d-1(k)(2), each of Mrs. Carretté and Eric P. Endy are filing individually, and the information herein concerning Mr. Endy reflects Mrs. Carretté’s knowledge of such information.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended by adding the following at the end of such item:

The source of funds for the purchase of shares of common stock by Mrs. Carretté through Holding Wilson, S.A. described in Item 4 and Item 5(c) of this Amendment No. 2 is working capital of Holding Wilson, S.A.  The amount of funds used to purchase the shares of common stock listed in Item 5(c) of this Amendment No. 2 can be determined from such Item.

In addition, from the period of the filing of the previous amended Schedule 13D, Mrs. Carretté, directly and indirectly, acquired a total of 76,972 shares of GPIC common stock as provided below by exercising various stock options and anti-dilution warrants.  The nature of the anti-dilution warrants is addressed in Item 5 below.  The source and amount of funds for the acquisition of such shares is described below:

Person	Date	No. of Shares	Exercise Price	Purchase Price	Source of Funds
Holding Wilson, S.A.	10/23/2006	72,958	$0.01	$729.58	Working Capital
Elisabeth Carretté	10/23/2006	7	$0.01	$0.07	Personal Funds
Estate of Francois Carretté	10/23/2006	7	$0.01	$0.07	Personal Funds
Estate of Francois Carretté	12/20/2006	4,000	$3.40	$13,600.00	Personal Funds

From December 19, 2005 through May 23, 2006, Mr. Endy made cashless exercises of options for 27,000 shares which were sold as reported in Item 3 to Mr. Endy’s Amendment No. 7 to Schedule 13D, dated August 7, 2006.

ITEM 4.    PURPOSE OF TRANSACTION

Item 4 is hereby amended by adding the following at the end of such item:

From October 6, 2008 through October 10, 2008, Mrs. Carretté purchased through Holding Wilson, S.A. 74,908 shares of GPIC common stock as provided below as a result of open market purchases by Holding Wilson, S.A. for investment pursuant to a 10b5-1 trading plan adopted by Holding Wilson on September 1, 2008.  Holding Wilson, S.A. is an entity owned and controlled by Mrs. Carretté.  Under the 10b5-1 plan, a broker-dealer is authorized to purchase on the open market up to 500,000 shares of GPIC’s common stock at prevailing market prices and subject to maximum price thresholds specified in the plan.

Purchases under the 10b5-1 plan may take place periodically between October 6, 2008 and no later than June 30, 2009, subject to earlier termination.

Each of the persons named in Item 1 reserves the right (i) to purchase or otherwise acquire additional shares of GPIC common stock, or other securities of GPIC, or instruments convertible into or exercisable for any such securities, in the open market, in privately negotiated transactions or otherwise, at any time and from time to time, and (ii) to sell, transfer or otherwise dispose of Company securities in public or private transactions, at any time or from time to time.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

(a)–(b)

	Elisabeth Carretté (excluding Eric P. Endy shares)[1]	Eric P. Endy (excluding Elisabeth Carretté shares)[2]	Eric P. Endy and Elisabeth Carretté shares as a Group

Amount beneficially owned:	4,076,226	274,282	4,350,508

Percent of class[3]:	50.2%	3.4%	53.6%

Number of shares as to which the person has:

Sole power to vote or to direct the vote:	4,076,226	274,282	4,350,508

Shared power to vote or to direct the vote:	0	0	0

Sole power to dispose or to direct the disposition of:	4,076,226	274,282	4,350,508

Shared power to dispose or to direct the disposition of:	0	0	0

1 Mrs. Carretté beneficially owns her shares of GPIC common stock as follows:

Holding Wilson, S.A.	4,048,124
Estate of Francois Carretté	19,750
Elisabeth Carretté	352
Currently exercisable stock options and	8,000
4,076,226

On January 27, 2005, Mrs. Carretté was granted an option under GPIC’s 1994 Directors’ Stock Option Plan (“DSOP”) to purchase 6,000 shares of GPIC common stock at $12.81 per share.  The option is fully-vested and exercisable.  On January 27, 2008, Mrs. Carretté was granted an option under the DSOP to purchase 2,000 shares of GPIC common stock at $7.52 per share.  The option is fully-vested and exercisable.

2 To the knowledge of Mrs. Carretté, based upon public filings made by Mr. Endy and other information available to her, Mr. Endy beneficially owns his shares of GPIC common stock as follows:

The Endy Trust	235,924
Eric P. Endy	12,358
Nevin Chao Endy Irrevocable Trust	6,000
Daren Chang Endy Irrevocable Trust	6,000
Celine Endy Irrevocable Trust	6,000
Hsiao Chin Endy (Spouse)	6,000
Currently exercisable stock options	2,000
274,282

On December 12, 2007, Mr. Endy was granted an option under GPIC’s 1994 Director’s Stock Option Plan (“DSOP”) to purchase 2,000 shares of GPIC common stock at $6.49 per share.  The option is fully-vested and exercisable.  On December 22, 2008, Mr. Endy was granted an option under the DSOP to purchase 2,000 shares of GPIC common stock at $5.80 per share.  The option is fully-vested but not exercisable until six months and one day after the date of grant.  Accordingly, the 2008 option is not included in the number of shares beneficially owned by Mr. Endy.

3 The percentages reflect the percentage share ownership based on a total of 8,103,401 shares of GPIC common stock outstanding as of September 30, 2008.

GPIC (formerly known as Paul-Son Gaming Corporation) entered into an agreement and plan of exchange and stock purchase dated as of April 11, 2002 and amended as of May 13, 2002 (the “Combination Agreement”) with Gaming Partners International SAS (formerly known as Etablissements Bourgogne at Grasset), or GPI-SAS.  GPIC and GPI-SAS completed the transactions contemplated under the Combination Agreement on September 12, 2002.  As a part of the combination transaction, Mr. Endy, the Endy Trust (including the other Endy family trusts) and Mrs. Carretté and the other former GPI-SAS stockholders entered into a stock purchase agreement dated April 11, 2002 (the “Stock Purchase Agreement”).  Pursuant to the Stock Purchase Agreement, Mr. Endy and the Endy Trust (including the other Endy family trusts) agreed to vote all shares of GPIC common stock which they were entitled to vote in the manner directed by Holding Wilson, S.A. (GPI-SAS’s then controlling stockholder) at any and all meetings of the stockholders of GPIC with respect to the election and removal of directors for a period of five years after the date of the closing of the combination.  Holding Wilson S.A. and Francois Carretté (or his successor), the controlling stockholder of Holding Wilson S.A., each agreed to vote all shares of GPIC common stock which they are entitled to vote in favor of the election of Eric P. Endy as director (or if Mr. Endy is unable to serve, a replacement designated by the Endy Trust) for a period of five years after the closing of the combination.  The five year term of these voting obligations expired on April 11, 2007.  The Stock Purchase Agreement also provides the former stockholders of GPI-SAS with a right of first refusal to purchase any shares which Mr. Endy or the Endy Trust desire to sell.  Mr. Carretté died on December 24, 2004, and was survived by his spouse, Elisabeth Carretté.  Mrs. Carretté beneficially owns, directly and indirectly, an aggregate of approximately 4,076,226 shares (including 8,000 shares underlying currently exercisable options), constituting approximately 50.3% of the outstanding shares of GPIC common stock.  In her capacity as President of the Supervisory Board and 92.9% owner of Holding Wilson, S.A., Mrs. Carretté has the sole power to vote and dispose of such shares, subject to her daughters’ remainder interest in the shares of Holding Wilson, S.A. upon her death.  As a result of the relationship described above with respect to the transactions under the Stock Purchase Agreement, Mrs. Carretté acknowledges the existence of a group consisting of herself and Mr. Endy within the meaning of Section 13(d)(3) of the Act. In order for a group to exist for Nasdaq purposes, the stockholders must have publicly filed a Schedule 13D or other notice reporting that they are acting as a group.  Under Rule 13d-5(b)(1), a group is deemed to exist when two or more persons agree to act together for the purpose of acquiring, holding, voting or disposing of equity securities of an issuer.  As the first right of refusal relates to the acquisition of GPIC’s equity securities, and based on reported cases and SEC interpretations with respect to Section 13(d), Mrs. Carretté and Mr. Endy concluded that a group does exist between them.  Although Mrs. Carretté acknowledges the existence of a group between her and Mr. Endy within the meaning of Section 13(d)(3) of the Act, Mrs. Carretté express disclaims beneficial ownership of the shares beneficially owned by Mr. Endy and the Endy Trust as she has no pecuniary interest in such shares.

As part of the consideration for the combination, GPIC issued to the former GPI-SAS stockholders antidilution warrants to purchase an aggregate of 459,610 shares of GPIC common stock at a price of $0.01 per share under certain circumstances.  Since the closing of the exchange transaction, Mr. and Mrs. Carretté have, directly or indirectly, exercised antidilution warrants for an aggregate of 180,235 shares of GPIC common stock.  As of the date of the filing of this Schedule 13D, all of the antidilution had been either exercised or cancelled.

On September 12, 2002, Mr. Carretté was granted an option to purchase 6,000 shares of GPIC common stock under GPIC’s 1994 Directors Stock Option Plan, or the DSOP.  The exercise price of his option is $3.40 per share.  The option vests over a three-year period, 2,000 shares per year, commencing on September 12, 2003.  At the time of Mr. Carretté’s death, the option was fully vested and exercisable as to 4,000 shares.  On December 20, 2006, Mrs. Carretté has exercised the vested portion of the option, allowing her to acquire 4,000 shares.  In addition, on January 27, 2005, Mrs. Carretté was granted an option under DSOP to purchase 6,000 shares of GPIC’s common stock at $12.81 per share.  The option is fully vested and exercisable.  On January 27, 2008, Mrs. Carretté was granted an option under the DSOP to purchase 2,000 shares of GPIC’s common stock at $7.52 per share.  The option is fully vested and exercisable.

Holding Wilson, S.A. entered into an agreement with Gerard Charlier (the “Put Option”), whereby Holding Wilson, S.A. granted Mr. Charlier an option to sell to Holding Wilson, S.A. the GPIC common stock he acquired in the combination if Mr. Charlier’s employment with GPIC is terminated voluntarily by Mr. Charlier or by GPIC other than for death, permanent disability or cause (as defined in Mr. Charlier’s employment agreement).  The per share sale price would be equal to the average closing price of GPIC common stock for the 30 trading days preceding the date Mr. Charlier exercises his option to sell.  To the knowledge of Mrs. Carretté, Mr. Charlier beneficially owns a total of approximately 870,384 shares of GPIC common stock, including 300,000 stock options that are currently exercisable.  Mrs. Carretté expressly disclaims beneficial ownership of the shares beneficially owned by Mr. Charlier as she has no pecuniary interest in such shares.  The term of the Put Option expired on September 12, 2007.

The percentages reflect the percentage share ownership with respect to 8,103,401 shares of GPIC common stock outstanding as of September 30, 2008.

(c)         During the past 60 days, Mrs. Carretté effected the following transactions in GPIC common stock:

Person	Date	No. of Shares*	Price Per Share*	Where & How Effected

Holding Wilson, S.A.	10/06/2008	15,857	$4.00	Purchases in NASDAQ market transactions

Holding Wilson, S.A.	10/07/2008	15,857	$3.94	Purchases in NASDAQ market transactions

Holding Wilson, S.A.	10/08/2008	15,857	$3.91	Purchases in NASDAQ market transactions

Holding Wilson, S.A.	10/09/2008	12,937	$3.98	Purchases in NASDAQ market transactions

Holding Wilson, S.A.	10/10/2008	14,400	$3.92	Purchases in NASDAQ market transactions

*Shares of GPIC common stock were purchased over the day and the aggregate amount and average price are indicated. Excludes brokerage commissions.

(d)        Not applicable.

(e)         Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is amended as follows:

Item 4 of this Amendment No. 2 to Schedule 13D is incorporated herein by reference.  The foregoing description does not purport to be complete and is qualified in its entirety by reference to the 10b5-1 trading plan which is filed as an exhibit hereto.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

2.1     Agreement and Plan of Exchange and Stock Purchase, dated as of April 11, 2002, and amended as of May 13, 2002, between GPIC and GPI-SAS (Incorporated by reference to Annex A to GPIC’s Definitive Proxy Statement on Schedule 14A (File No. 0-23588) filed on August 9, 2002).

2.2     Stock Purchase Agreement, dated as of April 11, 2002, among Eric P. Endy, the Endy Trust, the other Endy family trusts and the former GPI-SAS stockholders (Incorporated by reference to Annex D to Paul-Son’s Definitive Proxy Statement on Schedule 14A (File No. 0-23588) filed on August 9, 2002).

2.3     Option Agreement, dated as of March 29, 2002, between Holding Wilson, S.A. and Gerard Charlier (Incorporated by reference to Exhibit 3 of Schedule 13D for Francois Carretté filed on September 18, 2002).

2.4     Warrant Agreement, dated as of September 12, 2002, in favor of Holding Wilson, S.A.; Warrant Agreement, dated as of September 12, 2002, in favor of Francois Carretté; and Warrant Agreement, dated as of September 12, 2002, in favor of Elisabeth Carretté. (Incorporated by reference to Exhibit 2.4 of Amendment No.1 to Schedule 13D for Elisabeth Carretté filed on November 14, 2005)

99.1    10b5-1 Trading Plan (entered into by Holding Wilson, S.A. on September 1, 2008).

[Signature page follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	January 9, 2009	/s/ Elisabeth Carretté
Elisabeth Carretté

HOLDING WILSON, S.A.

/s/ Alain Thieffry
By: Alain Thieffry
Its: President of the Executive Board

ATTENTION Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)